Exhibit 2

THE NEXT
CENTURY
CN

CN
www.cn.ca
2925

LETTER TO SHAREHOLDERS
November 2, 2021

CN is implementing a plan to redefine the future of railroading, while creating and delivering immediate and long-term shareholder value LETTER TO SHAREHOLDERS November 2, 2021

November 2, 2021

Dear Fellow CN Shareholder:

As you are no doubt aware by now, a UK-based hedge fund called TCI recently increased its stake in CN so that it could launch a hostile effort to replace four of the 10 independent directors on our board, and dictate the selection of our CEO.

We believe that as you come to learn more about TCI and its plans for CN, you will see that its motives are highly suspect and its approach to railroading is outdated, myopic and destructive to longer term value. We also think you will come to share our view that it would be a mistake to cede effective control of CN to a foreign hedge fund that is also the largest shareholder of our most direct competitor.

There is too much to say about all of this to fit it into one letter. Our purpose today is simply to provide some context to help you assess what is at stake and what you should expect in the months ahead. Our hope is that you will take a few minutes to understand the issues so that when the time comes you can act to protect the value of your investment.

Where We’ve Been
To understand where CN is going, it’s important to understand where we have been. From 1998 to 2009, CN pioneered Precision Scheduled Railroading (PSR) under the leadership of industry legend Hunter Harrison. With PSR, CN moved earlier, further and faster than anyone else in the industry to right-size our assets, change our operating model and streamline our operations, creating exceptional shareholder value in the process.

As the first to embrace PSR, however, we – and, indeed, Hunter – were also the first to understand its potential negative impacts on service quality and other key factors if taken too far. These concerns were brought home in 2014-2017 when the Canadian government came close to re-regulating the industry due to service concerns. Martin Oberman, Chair of the U.S. Surface Transportation Board, recently and pointedly expressed similar concerns about the rail industry at the North American Rail Shippers Association (NARS) convention in Chicago, IL on September 8, 2021.

We understood from the beginning that PSR was only the first step towards realizing the full potential of rail. In his seminal book, “How We Work and Why,” Hunter made clear that the optimal outcome for customers, shareholders, the industry and the economy is to be found in achieving the right balance between service, safety and cost control:

“The ultimate goal of all our jobs is to create value for our customers and our shareholders by providing good service to our customers...” (emphasis added)

This is what CN is all about – building the railroad of the future, which is to say: a railroad that creates value for its shareholders by truly serving the needs of its customers. CN was the first Class I railroad to adopt PSR when the industry needed to become more efficient, and we are the first Class I railroad to develop and implement DSR, Digital Scheduled Railroading, at a time when the industry needs to improve customer service in order to grow and to maintain a constructive regulatory environment.

From 2016 to 2020, CN made significant investments in our network and to enable our pivot to DSR. While this had an expected negative impact on our operating ratio1 (“OR”), these investments resulted in the implementation of Automated Inspection Portals to help identify existing and emerging conditions on railcars and locomotives, improving the safety, reliability and efficiency of CN’s network. We also built one of the largest Autonomous Track Inspections Programs in North America, renewed our locomotive fleet, maintained our clear industry leadership in fuel efficiency and established the fastest-growing intermodal2 franchise in North America.

While intermodal solutions entail lower margins than other types of business – and as such, also increase OR – it is a good, growing and profitable business that benefits our overall franchise by enhancing our resilience through the business cycle, improving customer engagement, and significantly expanding our addressable market through robust partnerships with multiple major ports on the Pacific, Atlantic and U.S. Gulf coasts. This was evident in our strong Intermodal revenue per unit results for the third quarter, which underscore the significant value we are creating from this part of our business for CN customers and shareholders. Not inconsequentially, intermodal also strengthens the global supply chain, which represents a critical national interest, now more than ever. These investments, along with the addition of new talent and depth to our leadership team, are the foundation of CN’s ability to generate sustainable shareholder value going forward.

Make no mistake: OR is important as one measure of performance. But we are not in the “OR business”. We are in the business of moving freight safely, reliably, efficiently and sustainably to power our customers’ businesses, help grow the North American economy and create shareholder value by doing so.

Where We Are
By making these investments, we experienced a temporary increase in OR in exchange for long-term sustainable advantages on safety, service, reliability, sustainability and a clear path to increasing total revenues and operating income, now and in the years ahead. Now, with a strengthened foundation for growth, we are in a position to lower expenses and bring our OR back down. Sitting here today, we are at the inflection point between a period of investment and a period of reaping the returns on that investment. We believe this is a time to move forward, not backward.

CN knows PSR better than anyone. If we wanted to drive OR lower over time, we could. But what TCI and others fail to grasp is that the question isn’t: How low can we go? The question is: How low should we go?

Even that question is too narrow. The right question is: Who do we railroad for? Should we railroad only to maximize short-term returns at all cost for as long as we can before worn-out assets, frustrated customers, concerned communities, burned-out employees, chagrined regulators and upset elected officials blow the whistle? Or should we do things differently this time?

The obvious answer is that we have to run the railroad in a balanced and sustainable way that meets the needs of our customers – and the economies that depend on us – because that is how we will create shareholder value over time.

We have no doubt whatsoever that CN can accomplish this. Likewise, we have no doubt whatsoever that we can deliver on the near-term targets we set on September 17th, including a $700 million increase in operating income and a 57% OR in 2022.

Where We’re Going
CN has made the right investments, and is taking the actions necessary to position the company for long-term sustainable leadership as the railway of choice for customers, employees, communities and shareholders. We are implementing a plan to leverage our superior North American network, talent and technology to extend that lead and reward our shareholders. We are putting our balance sheet to work, first through our bid for Kansas City Southern (KCS), which would have created significant strategic and financial value for CN and its shareholders, and now through share repurchase plans totaling approximately $6 billion over the next 14 months. We continue to right-size our business and cost structure to maintain an effective balance between near-term performance and long-term value. And we are constantly working to build our leadership on environmental, social and governance factors (ESG).

1 OR is a common railroad financial metric which is calculated using operating expenses as a percentage of revenue.

2 Intermodal is the term used to describe transportation of freight through two or more integrated modes of transportation (for example, from ship to rail to truck).

TCI’s Conflicted and Dangerous Campaign
We have no issue with shareholder questions about our strategy, performance or leadership. These are fair questions, and we aim to answer them here, and over the months ahead.

What we do object to is a hedge fund investor that makes false and misleading claims in pursuit of an outcome that we think would be bad for CN and all who depend on it, especially when that hedge fund is also the largest shareholder of CP, CN’s direct competitor and Canada’s second largest Class 1 railroad.

A few key observations:

1.	CN has made strategic investments to position the company to create value over the near-, medium- and long-term. We acknowledge that these investments have caused us to lag behind some of our peers on certain financial metrics. But for all the reasons we discussed above, if we’re out of sync with our peers, it’s because we’re ahead, not behind.

2.	TCI has acted against CN’s interests and in favour of our direct competitor. TCI is CP’s largest shareholder and only recently increased its stake in CN. At various times over the last several months, CN and CP each struck a deal to combine with KCS in transactions that would create significant value for the shareholders of each company. You should know that TCI fought for CP’s deal and against CN’s.

The CP-KCS merger is now pending before the STB. With an investment of over $5 billion in CP, TCI has a lot at stake in making sure that deal gets approved. CN, acting in the interests of CN shareholders, has stated publicly that we believe no Class I merger with KCS should be approved unless it includes the unprecedented commitments[3] CN made to provide enhanced route choices, greater pricing transparency and a fair chance to compete in its own proposed combination with KCS. We believe these enhancements are good for CN and the North American railroad industry, and we fully expect CP – and TCI – to oppose them.

Despite all this, TCI wants you to believe there is nothing untoward about one investor holding shares in two companies that compete with each other. That might typically be true, except that here we’re talking about the equivalent of Pepsi’s largest shareholder seeking to gain effective control of Coca-Cola’s Board of Directors. We believe that is highly problematic, and we are not alone in that view. Here’s what the Globe and Mail had to say: “The fact that [TCI’s] Mr. Hohn has two horses in the race for KCS, one of which is his clear favourite, means his goals differ from those of fellow CN Rail shareholders.”[4]

3.	TCI has made several false claims that appear deliberately intended to mislead CN shareholders. For example:

●	TCI told you CN’s bid for KCS was “dead on arrival” and that CN would have to pay C$2 billion in break-up fees to KCS. But that wasn’t true. Twice, CN’s bid was unanimously recommended by the KCS Board of Directors, and when all was said and done, CN received US$700 million in break fees from KCS. Did TCI really not understand the deal, or were they trying to mislead you?[5]

3 Applicants’ Reply to Comments on Proposed Voting Trust Agreement, Canadian National Company et al.—Control—Kansas City Southern et al, at 10-11 (filed July 6, 2021).

4 https://www.theglobeandmail.com/business/commentary/article-activist-shareholders-bid-to-oust-cn-rail-executive-board-members-is/

5 TCI has suggested CN was lucky the STB delayed its decision to reject CN’s voting trust application. This fundamentally misunderstands the CN-KCS merger agreement. The outcome that resulted in CN receiving net $700 million in break-up fees is exactly what CN bargained for and expected to result in the face of a negative STB decision.

●	TCI has made misleading claims about CN’s financial and operating performance, but what is more telling than the specific details is that TCI didn’t even mention CN’s financial or operating performance in our conversations in May, June or July. Those discussions were focused entirely on TCI’s demands that we not compete with CP to acquire KCS.

●	TCI’s misleading analysis of CN’s OR is especially telling. In 2018, an accounting rule change caused CN’s and CP’s OR to rise. TCI applied this change erroneously to CN, which made CN’s OR appear to have increased by nearly 40% more than it did, but correctly to CP. That is not a mistake a firm like TCI makes by accident, and yet once again, they advantaged CP over CN. (It is also worth noting that CN recently outperformed CP on both earnings growth and OR for the third quarter of 2021, which begs the question of why TCI appears to be favouring a direct competitor, while criticizing CN with its superior performance and well considered plan to increase efficiency and shareholder returns.)

●	Finally, we note that TCI hasn’t denied they were among those voting in support of CN’s directors, Climate Action Plan and Say-on-Pay resolution at our April 2021 AGM, before CN outbid CP for KCS.

But perhaps more than all of this, after six months of TCI press releases, presentations, public letters, regulatory filings and all manner of criticisms through the press, TCI recently released a so-called plan that wouldn’t survive 15 minutes in the CN – or any – boardroom. Rife with platitudes and generalities that would apply to most businesses, it lacks any substantive detail on what it means, how it would be implemented or what kind of performance customers and shareholders could expect. According to Trains Magazine, one analyst summed it up this way: “There’s no there there.”[6]

4.	TCI is, in fact, the issue. In a recent communication, TCI wrote, “It is therefore notable that the Board has said nothing negative about the nominees but has instead chosen to attack TCI in an attempt to divert attention from the excellence of the candidates.” TCI made itself the issue not just when it opposed our bid for KCS and launched a proxy fight, but when it stated in its requisition that TCI planned to vote against any nominees put forward by CN to fill Board vacancies, and to solicit votes to remove any new directors, regardless of their qualifications, appointed subsequent to the date of TCI’s meeting requisition. This clearly demonstrates that TCI was only interested in electing its hand-picked candidates, rather than the best qualified ones. This penchant for speaking out of both sides of its mouth is also evident in another of TCI’s recent communications. In one breath, TCI proclaims that it would have “zero board seats” at CN, that their director nominees are “independent candidates” and that it is untrue to say TCI would have “effective control” of CN. And yet, in the next breath, they tell us “...a refreshed Board would work to appoint Jim Vena as CEO” (emphasis added). Both things can’t be true. Either TCI’s candidates are independent and TCI wouldn’t have effective control, or they’ve already decided with TCI what comes next and feel confident they can compel the entire Board to bend to their will. It can’t be both.

We cannot allow a conflicted shareholder that does not have your best interests at heart to gain effective control of CN’s Board by misleading our shareholders. In the last year, CN has announced significant enhancements to our corporate governance profile, including an annual advisory vote on the Company’s Climate Action Plan, appointing three outstanding new independent directors to the Board, reducing the size of the Board to ten independent directors, plus the CEO, lowering the mandatory retirement age, confirming term limits, and achieving gender parity among independent directors ahead of plan. Together with our strong third quarter results, we also recently announced J.J Ruest’s planned retirement as CN’s CEO, and the open and ongoing process to select the best qualified person to succeed him. And just last week, we added yet another outstanding new independent director who brings exceptional railroad operating and technology expertise to the CN Board. The changes we are making to our Board, our management and our governance policies are consistent with our goal of building the railroad of the future.

We will be communicating further in the months ahead about TCI, its attempt to seize effective control of the CN Board, and why we think that would destroy long-term value and create issues with, and for, our shareholders, employees, shippers, communities, regulators, governments and other important stakeholders.

6 https://www.trains.com/trn/news-reviews/news-wire/activist-investor-argues-for-management-change-at-canadian-national/

For now, we simply want to help our shareholders understand the issues, who they’re dealing with and what’s at stake. There will be many months between now and when you actually need to cast a ballot.

Unfortunately, proxy fights like this are costly and distracting, and shareholders should expect more noise and misinformation from TCI in the weeks and months to come. We will do our best to help you sort fact from fiction, while keeping our eyes on the prize: implementing our strategic plan, operating safely and reliably, hitting our targets and creating sustainable long-term value for CN shareholders. customers and other stakeholders.

There is no action you need to take. We will be communicating further as we move towards a March 22, 2022 Special Meeting of Shareholders and will ask for your support at the appropriate time.

Until then, we appreciate your ownership of CN and the attention you are giving to this important matter.

Your Board of Directors

Forward-Looking Statements

Certain statements included in this letter constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: uncertainties related to the Meeting, including the date of the Meeting and the Record Date. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward- looking statement.

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